FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of September 19, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   ✓  Form 40-F ___

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Press Release announcing Tenaris’s controlling shareholder files an amendment to Schedule 13D in response to Tenaris’s ongoing share buyback program.

.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Tenaris’s controlling shareholder files an amendment to Schedule 13D in response to Tenaris’s ongoing share buyback program

Luxembourg, September 19, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”, or the “Company”) announced that its indirect controlling shareholder San Faustin S.A. and its direct controlling shareholder Techint Holdings S.à r.l. (the “Reporting Persons”) filed earlier today with the SEC an amendment to their Schedule 13D, reporting that, for portfolio-management purposes and in response to Tenaris’s ongoing share repurchase program causing San Faustin’s beneficial ownership interest in Tenaris to passively increase, on September 17, 2025, the board of directors of San Faustin had authorized Techint Holdings to sell a number of its ordinary shares of Tenaris, provided that Techint Holdings’ ownership stake in Tenaris should not fall below 67% of Tenaris’s total outstanding ordinary shares.  The Reporting Persons stated that the precise timing, amount and manner of any such sales will depend upon market conditions and other factors, and that there is no assurance that any sales will be completed or the timing thereof. The Reporting Persons also noted that, although they do not currently intend to purchase ordinary shares or to reduce their beneficial ownership below 67% of Tenaris’s total outstanding ordinary shares, they may from time to time, depending on market conditions and other factors, purchase or sell additional ordinary shares, and that, except as described above, they do not have any present plans or proposals that relate to or would result in any extraordinary corporate transaction or lead to the acquisition of additional securities.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.